UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Reliability Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

759903107

(CUSIP Number)

JEFFREY E. EBERWEIN

LONE STAR VALUE MANAGEMENT, LLC

53 Forest Avenue, 1st Floor

Old Greenwich, Connecticut 06870

(203) 489-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 28, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAME OF REPORTING PERSONS Lone Star Value Investors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [_] x (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,916,253
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,916,253
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,916,253
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.31%
14	TYPE OF REPORTING PERSON PN

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1	NAME OF REPORTING PERSON LONE STAR VALUE CO-INVEST I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,357,002
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,357,002
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,357,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.45%
14	TYPE OF REPORTING PERSON PN

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1	NAME OF REPORTING PERSONS Lone Star Value Investors GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,273,255
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,273,255
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,273,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.76%
14	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSONS Lone Star Value Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,273,255
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,273,255
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,273,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.76%
14	TYPE OF REPORTING PERSON OO

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1	NAME OF REPORTING PERSONS Jeffrey E. Eberwein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) [_] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,273,255
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 11,273,255
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,273,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.76%
14	TYPE OF REPORTING PERSON IN

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The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (“Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 300,000,000 Shares outstanding as of October 30, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2019.

A.	Lone Star Value Investors
(a)	As of the date hereof, Lone Star Value Investors beneficially owned 3,916,253 Shares.

Percentage: Approximately 1.31%

(b)	1. Sole power to vote or direct vote: 3,916,253
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,916,253
4. Shared power to dispose or direct the disposition: 0

(c)	Other than pursuant to the Debt Conversion Agreement and Registration Rights Agreement (as defined and described in Item 6 below), Lone Star Value Investors has not entered into any transactions in the securities of the Issuer during the past 60 days.
B.	Lone Star Value Co-Invest
(a)	As of the date hereof, Lone Star Value Co-Invest beneficially owned 7,357,002 Shares.

Percentage: 2.45%

(b)	1. Sole power to vote or direct vote: 7,357,002
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,357,002
4. Shared power to dispose or direct the disposition: 0

(c)

Other than pursuant to the Debt Conversion Agreement, Registration Rights Agreement, entered on behalf of Lone Star Value Co-Invest and Lone Star Value Investor, the Merger Agreement, and the Subscription Agreement, Jeffrey Eberwein has not entered into any transactions in the securities of the Issuer during the past 60 days.

C.	Lone Star Value GP
(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors and Lone Star Value Co-Invest, may be deemed the beneficial owner of the 11,273,255 Shares owned by Lone Star Value Investors.

Percentage: Approximately 3.76%

(b)	1. Sole power to vote or direct vote: 11,273,255
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,273,255
4. Shared power to dispose or direct the disposition: 0

(c)	Other than pursuant to the Debt Conversion Agreement and Registration Rights Agreement, entered on behalf of Lone Star Value Co-Invest and Lone Star Value Investor, Lone Star Value GP has not entered into any transactions in the securities of the Issuer during the past 60 days.
D.	Lone Star Value Management
(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors and Lone Star Value Co-Invest may be deemed the beneficial owner of the (i) 3,916,253 Shares owned by Lone Star Value Investors and (ii) 7,357,002 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 3.76%

(b)	1. Sole power t o vote or direct vote: 11,273,255
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,273,255
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Management has not entered into any transactions in the securities of the Issuer during the past 60 days.
E.	Mr. Eberwein
(a)	Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the (i) 3,916,253 Shares owned by Lone Star Value Investors and (ii) 7,357,002 Shares owned by Lone Star Value Co-Invest.

Percentage: Approximately 3.76%

(b)	1. Sole power to vote or direct vote: 11,273,255
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 11,273,255
4. Shared power to dispose or direct the disposition: 0

(c)

Other than pursuant to the Debt Conversion Agreement, Registration Rights Agreement, entered on behalf of Lone Star Value Co-Invest and Lone Star Value Investor, the Merger Agreement, and the Subscription Agreement, Jeffrey Eberwein has not entered into any transactions in the securities of the Issuer during the past 60 days.

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(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of October 29, 2019, upon the filing of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 30, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 18, 2019, the Issuer and The Maslow Media Group, Inc. (“Maslow”), a Virginia Corporation, Jeffrey E. Eberwein (“Mr. Eberwein”), Naveen Doki (“Mr. Doki”), Silvija Valleru (“Ms. Valleru”), and R-M Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”) entered into a Merger Agreement (the “Merger Agreement”). The Merger Agreement provided for, among other things, a business combination whereby Merger Sub merged into Maslow, with Maslow as the surviving entity (the “Merger”), effective as of October 29, 2019. As a result of the Merger, the separate corporate existence of Merger Sub ceased and Maslow continued as the surviving corporation and a wholly-owned subsidiary of the Company. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 23, 2019), noting certain provisions were waived to facilitate the transaction in accordance with applicable standards.

In accordance with the Merger Agreement and in order to facilitate the Merger, on October 29, 2019, the Issuer entered into a subscription agreement and subscribed to purchasing all the outstanding shares of the R-M merger Sub, Inc., of which Mr. Eberwein was the Chief Executive Officer and sole manager (the “Sub Subscription Agreement”).

On October 28, 2019, (1) Lone Star Value Investors and the Issuer and (2) Lone Star Value Co-Invest and the Issuer, entered into Debt Conversion Agreements (the “Debt Conversion Agreements”) pursuant to which (i) the unsecured promissory note held by Lone Star Value Investors (the “LSV Note”) and (ii) all of the unsecured promissory notes held by Lone Star Value Co-Invest (the “Co-Invest Notes”) were returned to the Issuer and cancelled in exchange for an aggregate of 1,085,307 shares of a Common Stock, no par value (the “Common Stock”). At the time of cancellation, (i) the LSV Note had approximately $76,438 unpaid principal and accrued and unpaid interest outstanding and (ii) the Co-Invest Notes had approximately $84,681 unpaid principal and accrued and unpaid interest outstanding. As a result of the Debt Conversion Agreements, no principal or interest remained outstanding or payable under the LSV Note or the Co-Invest Notes and Lone Star Value Investors owns an additional 514,893 shares of Common Stock and Lone Star Value Co-Invest owns an additional 570,414 shares of Common Stock. The foregoing description of the Debt Conversion Agreements are qualified in their entirety by reference to the Debt Conversion Agreements, which are respectively attached as Exhibit 99.1 and Exhibit 99.2 hereto and are incorporated herein by reference.

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On October 29, 2019, in connection with the Merger, (1) Lone Star Value Investors and the Issuer and (2) Lone Star Value Co-Invest and the Issuer entered into separate Piggyback Registration Rights Agreements (the “Registration Rights Agreements”). Pursuant to the terms of the Registration Rights Agreements, if, at any time after the effective date of the Registration Rights Agreements, if Issuer determines to register for sale on a registration statement any of Issuer’s common stock, for its own account or for the account of others, subject to certain exceptions, then Issuer must, no less than 20 calendar days prior to such registration, give Lone Star Value Investors, Lone Star Value Co-Invest, or any of their successors in interest written notice thereof and, subject to certain exceptions, include as a piggyback registration all of their registrable securities specified in a written request within 10 calendar days after delivery of such written notice from Issuer. If a piggyback registration is for a registered public offering that is to be made by an underwriting, Issuer must so advise as part of the written notice. In that event, the right to piggyback registration is conditioned upon Lone Star Value Investors, Lone Star Value Co-Invest, or any of their successor’s participation in such underwriting and the inclusion of such the applicable registrable securities in the underwriting, subject to certain conditions.

The foregoing description of the Registration Rights Agreements are qualified in its entirety by reference to the Registration Rights Agreements, which are attached as Exhibit [xxx] and [xx] hereto and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

3.1	Registration Rights Agreement, dated October 29, 2019.
3.2	Registration Rights Agreement, dated October 29, 2019.
99.1	Debt Conversion Agreement with Lone Star Value Investors, dated October 28, 2019.
99.2	Debt Conversion Agreement with Lone Star Value Co-Invest, dated October 28, 2019.
10.3	Merger Agreement by and among Reliability, R-M Merger Sub, Inc., Jeffrey Eberwein, The Maslow Media Group, Inc., and Naveen Doki, and Silvija Valleru (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 23, 2019)

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2019

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Co-Invest I, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
Jeffrey E. Eberwein

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